Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: January 29, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

KLM Conference Call
Thursday 22nd January 2004
09:00 Hrs UK Time
Chaired by Rob Ruijter

Jan Christiaan

Good morning ladies, gentlemen, and welcome to our media call on the third quarter results of KLM () Airlines. After my short introduction our CFO, Rob Ruijter, will give a short presentation. This presentation or the slides of this presentation can be seen at our investor relations website under Events and Presentations. After the presentation Mr Ruijter will answer your questions. I would like to remind you all that communications during this call will be in English only. Since we will be discussing forecasts I need to read the mandatory Safe Harbour Disclaimer. During the meeting we will be making forward-looking statements within the meaning of the US Private Securities Legislation Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ from forecast results. Thank you and I’ll hand over to Mr Rob Ruijter.

Rob Ruijter

Thank you Jan Christiaan, good morning ladies and gentlemen. The third quarter for KLM can be described as an environment in which the revenues remained fragile but we’ve made very good progress with our cost reduction programme hence improving our margins and improving our results. To review that in a bit more detail operating revenue’s down mainly currency driven, i.e. the effect of a strengthening euro versus weakening other currencies for us, mainly the effect against the dollar and the Japanese yen and the sterling.

If we look in a bit more detail at that revenue environment on the passenger side of the business we saw that yields were flat and adjusting for currencies yields were actually up about 4% and that is a mix of a negative continuing yield development but improving yields in our intercontinental network. Cargo, the picture there, yields minus 11% and excluding currency effects 7%. What we see there is that suddenly the market ex-Europe is under significant pressure, there is overcapacity ex-Europe whereas inbound Europe, both ex-Asia as well as ex-North America, continues to be very strong indeed. And I guess that’s a reflection of the strong euro and somewhat less exports out of Europe. Transavia, the picture not dissimilar to what we see on the passenger side of the business, yield pressure but clearly also at Transavia a very effective cost management. Engineering and Maintenance sees and increase in business activities very slowly but still down in revenues, 19% versus last year but also costs were down 19% allowing essentially for a flat results.

Results compared to last year for the last two, Transavia and Engineering and Maintenance were about at a level of last year, Cargo was somewhat lower, last year 36 million, this year 24. The main difference has been made by our passenger business, a loss of €19 million turns into a profit of €61 million this year. One more remark on the costs then, the effect of the structural cost savings is significant and I’ll come back to that later in this presentation but certainly it was also an effect of lower capacity levels.

Our capacity overall went down fairly significantly which reflects the accelerated phase out of the 747 300s in our fleet of which 7 aircrafts were still in operation at the beginning of the quarter and the last flight was operated on December 3rd. At the same time the first 777 was delivered at the end of October followed by another three in the quarter although the last one only arrived just before Christmas.

So capacity was down as a result of that and that was planned as well, also I should say that capacity was also lower around the holidays because of organised cancellation that we did. All in all our margins improved significantly. We can see that in the statement of earnings where we see the operating revenues, as discussed already, down 7%, operating expenses, however, down 12% year on year leading to an EBITDA margin in the quarter of 12.5%, which is 5.5% better than last year. Operating income, a profit of 29 million and a margin improvement there of 6% from minus 4 to plus 2% and then a net income of 8 million in the quarter.

If I look at the operating revenue waterfall as we have it in the presentation again it’s made clear here that the main driver in the reduction in the turnover has been the currency affects of minus 90 million. Traffic and yield developments sort of cancelled out and the () column includes mainly a de-consolidation or discontinuation, I should say, of our (0 activities that last year were still there and included 24 million on the sales side. If I look at operating expenses down, all categories costs are down. In areas like fuel, materials and consumables and the capacity costs, that’s is a reflection of the lower capacity that we deployed in the quarter. Other mainly relates to our cost saving programme and just to give a few examples there of what we’re doing in the various businesses.

In Engineering and Maintenance we’re integrating C&D checks in one hanger, previously that was over two hangers but it does mean an optimisation of the supply management of the way we can work there. In cabin(?) but also in other areas of the company a lot of focus on improved productivity by crew in the case of cabin(?) but it’s spread throughout the organisation. On the commercial side a lot of focus on e-check in, self-service boarding, self-service check in now as well including the luggage drop off point that we now have at Schipol, which operates well. In the commercial organisation as well () of accounting activities to an accounting centre in Budapest, which has an impact of about 200 FTEs.

In Ground Services a lot of changes, I discussed already some in departure processes, arrival processes as well, also the baggage system is performing better than it has been which also means that the cost of () quality and the service recovery cost is lower than it has been last year. We continue to clearly to concentrate and to focus on our procurement processes but also in the corporate centre we’re doing all sorts of things, reallocation of office space, freeing up office space and we can reduce the number of buildings we’re using and on the cargo side, last but not least, new trucking contracts, for example, reducing our trucking bill. So in many areas there’s a lot of activity going on driven by the cost reduction programme and having a good effect on the fundables on the line. Clearly also on the cost side we’ve been helped by the currency development in the past period.

Looking at cash we ended the quarter a total cash of just over €1 billion. If we look at it the free cash flow, the difference between operating cash flow and investing cash flow was slightly negative, clearly a reflection of the ongoing investment in our fleet, I just mentioned the three 777s that were delivered. A very positive financing cash flow related to the delivery of those 777s and the financing we have been arranging on those. We also did some financing transactions on a few 737s for Transavia and at the same time paid off a number of loans. But I should say as part of financing of the 777s we also secured the financing for the next full freighter to be delivered into our fleet in the first week of February, so that financing has been finalised and the monies will therefore be coming to us early February. New cash decreased by about 50 million, revaluation of deposits there but one deposit was actually reclassified to the group cash. Net debt to equity ratio, in spite of the major events this quarter the gearing went from 198% to 201%, that’s consistent with what we expected and as we said before we expect the gearing to peak at the end of the quarter that we’re currently in at around 215% or so.

Then just a few words on our cost savings programme, just as reminder, the target for this year was to achieve 200 million in savings and an FTE reduction of 3,000 people out of the total objective for the whole programme, which was 650 million to be achieved in April ‘05 and 4,500 people at that stage. So what is the progress we’re making there? If you look at the slide with the year-to-date progress on the cost savings you see that what we have achieved through the third quarter is 125 million to date, which means therefore that we’re well on track to reach the 200 million we set ourselves as a target to be achieved by the end of this fiscal year. On an annualised basis we have achieved about 240 million or close to 40% of the 650 million target and (), as I said, is on track.

Looking at staff numbers then, the development in FTEs, a reduction through the end of December of 2,600 people and that actually excludes, of course, the 500 plus people that were employed still Bus(?) a year ago before we discontinued and sold that activity, including the bus numbers the reduction is well in excess 3,100 there but with 2,600 excluding bus achieved we again feel comfortable that we’ll reach the target of 3,000 people by the end of this quarter and the reduction has been a mix of permanent personnel, temporary personnel as well as certainly the initial stages earlier this year of agency stuff. All in all looking at our outlook then the environment we operate in continues to be fragile, it’s very sensitive to external circumstances but we’re clearly very committed to deliver all our cost reduction programme and I’ve already said that we will achieve the targets identified. So against that background and with the developments of the last quarter we now expect a clearly positive operating income for this year and we expect our net income to approach breakeven. This is in summary what I wanted to say so; we’re now ready to take questions.

Questions and Answers

Louise Jones – Bloomberg News

A couple of questions, you haven’t mentioned Air France at all, could you give an update please on when you expect regulatory approval, is that still by April? Also on capacity do you now plan to add back capacity at all now that demand is slowly improving?

Okay thank you Louise for that, I’ll take the last question first. On capacity as more 777s come back into the fleet we will gradually start to increase capacity again, in fact we have already published our summer schedule and our summer schedule indicates an increase in available seat kilometres of about 8% which actually translates itself in about 4% more movement, more flights. So yes we are at the low point if you want, or were in December, at a low point of what we had available as capacity and with the fleet delivery plans we will be translating that into growth during the summer and we’ll get gradually. I didn’t say anything on Air France KLM and indeed I talked about the quarterly numbers but happy to say though that what we see is that we still are on track with the process there, the regulatory filings have taken place in their final form and we would expect still to get clearance from both the US and the European authorities as we had it initially foreseen by the middle of February and all the indications so far are that we seem to be on track with that. Also the preparatory work for the offer document with the SEC is progressing as well, so we continue to look and to strive on the basis of the information at least that I currently have, we try to close the transaction some time during April.

Thank you.

Kevin Done – Financial Times

Could you just, a couple of things I missed just at the end, you were saying the increase in flight movement this summer, was that 4% or 14?

4.

4, okay and what did you say about moving, was it part of the accounts department to Budapest and what the movement of people was there?

What I was talking about Kevin was in our commercial organisation, we continued to centralise, if you want, to back office activities and the major move has been made in the past six months within Europe to concentrate those activities for Europe in Budapest, we call it the Endeavour Project and I must say it’s been very successful so far. It went quickly, it want smoothly, which in some sense is a reflection of I guess the education level in Hungary as well because it was picked up there very efficiently but at the same time also handled very well by our commercial organisation throughout Europe as well and this, by the way, excludes then the Netherlands where for the activities in this country we already have also back office activity concentrated in one back office in the Netherlands. And the impact in FTEs of this move to Budapest was a reduction of about 200 staff for (). So that shows the productivity improvement one can make on the one hand by concentrating it and rationalising the organisation.

And so those 200 staff have been reduced where, in the Netherlands or...?

No across Europe, so outside of the Netherlands. In the Netherlands we also have an accounting centre but that was already there for a longer period of time, I mean we continue to look at rationalising it, so the 200 people were actually outside of the Netherlands.

So this is the accounting operation of the commercial side of the business?

Right.

Okay thanks; could you bring us up to date on what the Dutch position is on the use of Sky Marshals?

Yes as far as safety is concerned of course I would like to say that safety really starts on the ground and most of the work done since September 11th is to improve security on the ground. We feel that as an extra measure of in-flight safety that air marshals could have added value but it is subject to a number of conditions there. I mean first of all we prefer intelligent weapons and weapons that have an impact if you want that is as much as possible, manageable within an aircraft there but also there needs to be a clear understanding that if such weapons need to be deployed who has the responsibility for it? So it does mean, we feel, that the agreement between the parties involved has to be laid down in a protocol that is actually stating who’s responsible for what, who’s liable for what and what the procedures are on board, clearly what the role of the captain is, what the role of the cabin staff is and what the role of these marshals is. We are working on the protocol together with Martinair and the Ministry of Transport here in the Netherlands as well as the Ministry of Justice(?) and any other relevant party there on what those parameters need to be, we’re making progress there, as soon as that’s finalised we can start a pilot with deploying marshals on our flights and that’s the process, by the way, at least that pilot will be funded by the Ministry of Justice. So we’re working very closely between the sector and the authorities here in the Netherlands to agree on what to do and what not to do and who’s responsible for what essentially. As soon as that’s clear we start pilots to see how it works.

Right, within the generals of market development can you tell us a little bit about the business market, the premium travel market, as to whether you see any pickup in that area and what it looks like between short haul and long haul?

Yes we certainly see the premium segment picking up and it’s actually both short haul and long haul although more pronounced on long haul than on short haul. And I should say on short haul within Europe it should also be seen against a background of some of the product changes that we made during the summer there. So all in all yield robustness is certainly in part driven by the fact that there’s more premium traffic again now although also on the intercontinental side economy yields are holding up quite well and in Europe it’s really at the back end of the plane, if you want, it’s the cheaper section where you see the most relentless price pressure leading to indeed overall negative manageable yields in Europe.

Thanks very much.

Louise Jones – Bloomberg News

Just a quick question about the euro, if you could clarify the impact of the euro on your earnings in the third quarter and also maybe give a bit of direction on where you think the euro will affect your earnings in the future this year etc?

How it will affect us in the future I find difficult, if not impossible to say, if I knew that I probably knew what currency markets would do and I’m afraid I just don’t have that information. But looking back what we see on our results, certainly for the past quarter, is that overall we’re relatively neutral on currencies and that is then a balance between short in dollars and therefore overall as a company actually benefiting, certainly in the past quarter, of a short position in dollars but at the same time being long both in sterling and yen and this past quarter it’s been, it’s not really an exact science but a sort of breakeven effect on the bottom line is probably a good reflection. I mean going forward that has balance changes. For example during the summer and the summer peak we are a lot less short in dollars, not really long but certainly a lot less short and the total balance is somewhat differently there. So all in all no real impact on the bottom line in the past quarter, clearly what should be seen as part of that achievement as well is that we obviously have a hedging strategy in place as well and that has had an influence on the breakeven result, if you want, on the currency balance as well.

Thank you.

Kevin Done – Financial Times

Rob could you tell us what the value of the Air France takeover offer is for KLM, now what does it value KLM at present prices?

At present prices it’s about 800 million or so, 800-850 million. The difficult part in that assessment and that’s why I give ranges, is because you can do a calculation of course in the sense that KLM shareholders will get 1.1 Air France shares, that’s the easy part of the calculation. It’s the warrant that shareholders will get as well, which is the more difficult part and since the warrant clearly isn’t there and isn’t being created yet that is a highly theoretical value at this stage although a theoretical value that’s increasing now that markets, or share price I should say, for airlines seem to have found an upward trend again. But the number I could give you is that order of magnitude, €800-850 million or so on the basis of current market levels.

Okay and you haven’t mentioned the issue of fuel prices at all, clearly the US carriers in these last few days have been making quite a lot about the impact of fire fuel, do what degree are you hedged in the coming year and what sort of impact is this having on your performance?

As you can see in the operating expense waterfall slide that we have on our website our fuel bill actually went down somewhat in total in the quarter and that was actually excluding the currency effect and there the first big difference between of course the American carriers and the Continental European carriers comes into the picture that although oil prices are very high at least we benefit to some extent there from a very weak dollar against the euro. Our hedging levels for this quarter are still sort of in the 80-90% level and also going forward during the summer that sort of is the level you should think of, second half of the fiscal year is somewhat lower and you should think of more like 60% but as we, I think, already indicated last quarter as well we are fairly well hedged and therefore suffer at least apparently less than the US carriers because yes I see in here the same things as you do and clearly a number of US carriers have made the statement that they currently have no hedges in place for fuel whereas we continue to have a fairly comfortable level of hedging in place.

Right and just to check, you expect a deal with Air France at the moment on how it looks for the regulators. You expect the deal to be closed, finished, over and done with by the end of April, yes?

Yes I think overall we still see progress along the timetable as we published it when we announced the deal on 30th September because that timetable did allow for regulatory approvals sort of early February or the middle of February, so certainly we are on track there so barring anything that would happen that distorts that picture of which we currently have no indication by the way, we’re still on track for closure some time in April.

Right and just finally on this, in the US you’ve simply made a straightforward filing with the department of justice, if I understand correctly, and you’re not at the moment looking for any change in the anti-trust immune relationships with your US partners. What is the thinking when you might start to go for that?

That is too far in the future really to comment on. Indeed of the basis of the current ATIs, that was the basis, you’re quite correct in that, of the filing. The only other thing I want to say about it is that the filing was actually done on 12th January which means that also the US regulator therefore, if at least nothing special happens during that 30 day period, that day review would come with a ruling on this transaction in the second week of February and that is really all I want to say but also can say about future developments, it’s far too early to comment on at this stage Kevin.

Right and that filing just concerns degrees of market concentration in the US resulting from this deal yes?

I don’t want to go into the detail really of what the filing precisely was and how we’re positioned there.

Okay thanks very much.

William Sprenkeler – Betten

Can you tell me if there have been any recent developments all possible talks with Alitalia about their possible integration and merging with Air France?

No there have been no further talks with Alitalia on that subject in the past month nor has there really been a need for it. As we indicated on September 30 we would concentrate on the Air France/KLM combination, getting that progress taken care of, so that’s where the focus has been so it means that in that respect no further discussions have taken place with the Italians.

Okay and can you tell us a little bit about the profitability of Basicair(?)?

Basicair(?) is operating at approximately breakeven level, which is what we had expected it to do and the reason I am saying approximately is really because of winter leases that are being done and it’s always a challenge on how you allocate that between the charter and the low cost business there. But if I need to give you some guidance than breakeven, it’s a good guidance I think, which means, by the way, that they’re cash positive.

Okay are there any plans for extra destinations this year?

Not from what we’ve announced earlier in this month, and I forget now even whether it was this month or whether it was still December that they announced a number of new destinations at the time that they announced Basicair(?), Transavia in the combination will start using Rotterdam as a second base by positioning at least an () free aircraft out of Rotterdam now as well. So no new developments since that last announcement.

Okay thank you.

Kevin Done – Financial Times

Rob can you tell us a little bit about the degree of KLM’s interest in the Boeing 7E7 and what your evaluation of that potential programme is at the moment?

Nothing really, I mean we monitor with interest what’s happening there. For that segment we have selected the A330 essentially, we’re quite happy with that choice, those aircrafts will start entering the fleet in ‘05 so in that sense only monitoring there and no further thing to be said about that other than that we are indeed looking with interest Kevin.

And what about on the A380 front, I mean clearly there’s always the main potential for people buying A380s are those that operate 747s, so you ought to come into that category I guess?

Not really, most of the 747s we operate are actually combi-aircrafts, so that means a 280-seater with about 40 tonnes of extra main deck cargo capacity. So given the network we serve and the sort of carrier that we are the A380 is far too big an aircraft for KLM. Air France has ordered a number of them, they have ordered 10 of those but then again they have a different network and different passenger flows than we have but for KLM standalone, if you want, the A380 is not an aircraft that would fit into our fleet.

Thank you.

Christine Luquox – La Tribune

Sorry for this question that has been asked by () my colleague but I wanted to be sure that I have well understood. Have you provided both the European and US competitive authorities with () about the merger with Air France?

Yes essentially or to put it totally correct then Air France did the filing, only half of both Air France and KLM, indeed both in Brussels in December and on 12th January with the US authorities in Washington.

Okay thank you very much.

Closing Comments

Okay ladies and gentlemen, thank you for your questions and your interest in KLM and for joining this call. Thank you very much and bye bye.

KLM Conference Call
Thursday 22nd January 2004
14:30 Hrs UK Time
Chaired by Rob Ruijter

Barbara van Koppen

Welcome to today’s conference call. During the next 15-20 minutes Rob Ruijter, our CFO, will present the highlights of the third quarter results and after his introduction there will be ample time for your questions. Since we will be discussing forecasts I’ll need to read the mandatory Safe Harbour disclaimer. During this conference call we will be making forward-looking statements within the meaning of the US Private Security Litigation Act of 1995. These forward-looking statements enforce significant risks and uncertainties that could cause actual results to differ from forecasted results. Thank you, Rob?

Rob Ruijter

Barbara, thank you very much. Good afternoon ladies and gentlemen. As usual review of the third quarter results and update on the structural measures there. If we look at the third quarter basically what we see is a revenue environment that continues to be fragile but our cost reduction programme is taking effect hence we’ve achieved major inroads and made very good progress in implementing those cost reductions leading to an improvement in our margins.

Looking at that revenue environment, revenue is down mainly as a result of currency effects and again in comparison to last year the decrease in those revenues were less than in the first and second quarter which were of course especially affected by the SARS situation. The cost reduction, as mentioned our operating expenses down 12%. It’s clearly the effect of the structural cost savings; I’ll talk about that a bit later on. It was also capacity management, phase out of the 747 300 was completed in the quarter, I remind you that we have still seven of those aircrafts operational at the beginning of the quarter and the last flight was operated on 3rd December and although the first 777s have entered the fleet from the end of October to the end of December as a results of this capacity was down and hence lower costs as well. And on the cost side we’re certainly being held by a lower (). Improvement in our operating margin of 6% from minus 4 last year to 2% this year and our EBITDA margin up to 12.5% from 7% last year.

Looking then at the individual businesses. On the passenger side revenue is down 2%, currency I mentioned, unit revenue up, I’ll talk a bit about the yield development in a moment. The main driver behind the results of the passenger side was the decrease in operating expenses by about 10% resulting in a unit cost reduction of 4%. What we see there is a clearly major achievement in comparison to last year when we had an operating loss of 19 million to an operating profit of 61 million for last quarter, so significant improvement there.

Looking at the business I said already earlier on a fragile operating environment, forward bookings for this quarter, the first quarter of next year slightly below last year’s level but the booking behaviour is still very difficult to predict because it continues to change still all the time and tends to be later than we’ve seen in past periods, we’ve talked about that before. On the cargo side of the business on the revenue side there’s a lot of pressure especially ex-Europe. What we see is a indeed the impact of the strong euro with exports down, at least European outbound traffic due to overcapacity is subject to a lot of competition whereas at the same time inbound traffic from Asia is very good with reasonable yields and also on the North Atlantic inbound traffic is actually quite good although certainly on the North Atlantic yields are poorer than yields are in the Asia-Pacific route area, at least again inbound into Europe. Also year costs down significantly and that is the story for all of our businesses but because of the pressure an operating profit of 24 million against 32 million last year.

Looking at engineering and maintenance although business is picking up a little bit there, there’s some early signs of recovery there but nevertheless operating revenues down 18% and again the focus on costs with costs down 19%. Operating profit stood at about 2 million, last year we were breakeven. What we have done in the meantime () the past quarters, was integrating UK engineering and maintenance into the mainstream engineering and maintenance activities. There’s been a lot of attention on that activity and certainly results there have been improving, which has been a good process.

If I look at Transavia then, our charger at low cost business, less charter amount, first of all holiday bookings in the Netherlands were down year on year which is reflected in this business and what we see of course here very predominantly as well is that the winter season in this business is rather low, October production, for example in the last month of the year, the summer season was at the same level as the total production for November and December but then again that is the usual phenomena in this business. Basicair(?) performing quite well actually. Overall for the business the lower traffic revenues that we’ve seen were in part compensated by higher income from dry and wet leases. All in all it led to an increase in the results by about 2 million compared to last year, last year was minus 6, this year was minus 4 million and clearly the focus on cost also in this part of the business is relentless. Important to say Transavia announced in December a number of new Basicair(?) destinations as well as the fact that Rotterdam Airport is going to be a second base in addition to Schipol Amsterdam with at least three aircrafts being permanently stationed and therefore operating from Rotterdam going forward.

Looking at then the financials, well operating revenue, we’ve talked about a number of aspects there. If on the presentation you go on to the waterfall that we normally show there you see indeed that the reduction is mainly driven by the currency effect of minus 90 but slightly up over all traffic, down a bit and the reduction in other reflects the deconsolidation of bus last year, €24 million of bus revenues were included in the number.

Looking then at out operating expenses we see cost reductions in all areas, in labour given the number of people that have left the company one could have expected possibly a larger reduction there but as a reminder last year we still continued to benefit from discounts we were getting on the () premia from our pension fund, so our pension costs because those discounts are no longer there meant an increase of 4% in our pension costs. Fuel materials and consumables capacity costs largely down as a result of the lower capacity that was deployed that I talked about and the order cost category to a large extent is the effect of the structural measures that we have taken and I’ll detail some of things that we have been doing there and are doing there when I talk about the structural cost reduction programme, and on the cost side we’re being helped by currency effects as well and again clearly I should say here also that bus is no longer there which eliminated about 36 million of costs out of the operating expenses. What I should say as well on the costs side is that our depreciation costs are somewhat down compared to last year, again it’s a reflection of the phasing out of the 747 300 where we only had two months of depreciation still over an ever-reducing number during that period of aircrafts that were in operation on the one hand and on the other hand last year we were taking extra depreciation charges on a quarterly basis to get the value of those aircrafts down to market levels.

I would like to move on then to cash. We had a negative free cash flow in the quarter of just over €30 million clearly driven by the continuation of the fleet investment programme and the 777s I talked about. That was compensated in this quarter by a significant positive financing cash flow. We did secure excellent(?) financing on the three 777s, that money was received in the quarter, in fact as part of the three aircrafts we clustered with that group also the new freighter that will enter the fleet in early February of this year, so as soon as that aircraft is delivered the financing associated with that aircraft will materialise as well. And then a few minor changes in mid year cash, a deposit was transferred from financial fixed assets to all the financial fixed assets since it doesn’t qualify as mere cash anymore, it’s about 25 million and the rest is the revaluation of deposits in US dollars. If we look at our net debt to equity ratio, that went from 198% to 201%, so a 3-percentage change only, I should say, given that three 777s were delivered in the quarter. And again as we said before the net debt to equity ratio will still increase somewhat during this current quarter but then we will have the biggest impact of the () fleet replacement programme behind () gearing will start to come down from the first quarter of the next fiscal year onwards.

A brief update then on the structural measures that we’re taking. Just as a reminder the targets clearly from April 1 ‘05 onwards was to achieve 650 million in changes and to reduce the headcount by 4,500 and within that specifically for this year we have set out to realise 200 million of the 650 and 3,000 of the 4,500 people.

First on the cost side then, we’re making good inroads there, to date we’ve realised about 125 million of the savings and we’re therefore on track to deliver the 200 million for the total financial year. There’s a lot of activity going on. It’s not only staff reduction that’s driving this, it’s not only procurement, we talked a lot about, that’s driving it, it’s not only better efficiency from new aircrafts but it’s many other things as well, and just to pick out a few, in engineering and maintenance we’ve integrated the () in one hanger, not only optimising supply management but also getting better productivity out of our people. Also on the cabin side of the business new working methods on especially the European fleet have improved productivity of the cabin crew quite a bit.

On the passenger side further focus on e-check in, self-service boarding, self-service check in now including drop off points for luggage as well, that was introduced in the middle of December and is quite successful and therefore helps our ground services operation. With these changes in the departure process but also in the arrival process we’re making changes and making that more efficient, thereby increasing the productivity of our people and we should also say that our baggage performance has been a lot better in the past quarter, each month, year on year, rather significantly which reduces the cost of non-quality and the service recovery costs quite significantly. Also in a commercial organisation we’re centralising certain activities that are currently in the local sales offices and () those activities to an accounting centre in () Budapest in Hungary, the impact of that has been about 200 FTE reduction. And even in the corporate centre we’re reallocating people to a higher density, freeing up space for the sales organisation here in KLM Netherlands so that we can vacate the building there and either leave that out or sell the building going forward.

So in all areas of the company we’re really looking at opportunities to reduce our costs, that’s being picked up very well by the organisation and we’re making inroads there. Also looking at FTE development we have had the target of 3,000, today we have achieved about 2,600 FTEs there so we’re well on track there and again the 2,600 excludes the effect of the sale of bus, which employed just over 500 people, if those would come into the comparison then we would actually have reduced by 3,100 but that’s not entirely a fair comparison, so the 2,600 we have achieved on the way to the 3,000 for the year. So that means that if we then look at the outlook paragraph, which I’m sure you will all have studied, the revenue environment continues to be fragile, it’s very sensitive to external circumstances and that gets sufficient coverage in the press I think. We are committed to deliver on our cost reduction programme, we are confident we’ll achieve the targets we set ourselves and communicated to you for the current fiscal year, so this means all in all that we’re improving our outlook by saying that we now expect a clearly positive operating income for the fiscal year where previously we had indicated that that would be around the breakeven level and we therefore estimate that our net result will approach breakeven as well. With that I would like to go to questions now I think.

Questions and Answers

Chris Avery – JP Morgan

Rob can you tell us what’s going on in terms of mix, what’s happening to your premium traffic against non-premium and long haul against short haul in the passenger business? And secondly on the cargo business, traditionally leads the industry and yet everything you’ve shown us today shows that cargo’s lagging passenger. Do you think that rule of thumb is no longer applicable that the cargo business leads the passenger business?

Thank you Chris for those questions. Yes it’s...I’ve done too many presentations today, I missed slides on the yield development so I didn’t say anything on the yield development. But a few things there, on the passenger side yields were overall flat excluding currency effects, they were up by 4%, that’s first of all a marked difference between Europe and our intercontinental network in Europe yields were down about 6% or so so the yield pressure is continuing there, at the same time on the intercontinental side we do feel yields bigger, certainly on the North Atlantic and also from Asia-Pacific the yield development is encouraging. In part that is due by a mix effect, i.e. we see proportionally higher element of business class traffic, certainly compared to last year. On the intercontinental network, we see that in Europe actually as well but there the comparison is somewhat difficult because we reconfigured our European fleet during the summer. So on that side the cargo rule of thumb, don’t know really is the answer, clearly the signal is mixed because both ex-Asia and ex-North America it is actually booming, ex-Europe it is under pressure, not surprising with the weakness of the dollar and our currency for that matter against the euro, so on this basis I certainly would not want to conclude a) that cargo is leading as an indicator with the current mixed signals, if you want, that we’re getting and therefore certainly don’t know whether that rule of thumb does or does not apply any longer.

Thank you.

Chris Reid – Credit Suisse First Boston

Just three questions if possible, three quick questions. Firstly could you just sort of indicate briefly what you think the summer capacity outlook’s going to be? Secondly just on the currency side, what’s sort of trading been since the quarter end, because obviously I guess you’re seeing an impact in cargo trade patterns from the currency, are you seeing that sort of coming through on the passenger side, because you know at some stage, I guess, the currency will alter people’s travel patterns? And then the final one was just the obvious question on the merger, what sort of communication have you had with the EU and, you know, why exactly are you still confident it should be going through in the next four weeks? Thanks very much.

Okay summer capacity then, we did announce our summer schedule last month I think, what is does certainly on the passenger side of the business, there’s an increase in ASKs of about 9% actually, I think in a press conference I said 8% this morning, but the more correct number is 9% with an increase in flight movements of about 4% though, so that is the picture for the summer and that is more towards the end of the summer and what that reflects as well is that over the remainder of this year we will get another six 777s delivered into the fleet and then we’re gradually building back to more normal capacity levels so therefore we see quite a bit of growth in the summer and winter, it’s just likely to show clearly growth as well.

If I may add to that bear in mind that last year in the first quarter and the second quarter we had large capacity decreases due to our () on the SARS Iraq situation so if you compare the two years, especially the summer, it’s actually pretty hard to compare.

Yes the comparison indeed is difficult. Right, currency on cargo. If we look at cargo yields they were a minus 11%, excluding currency 7%. The cargo business traditionally is hit harder by currency than the passenger side because pricing tends to be more in dollars than in euros. Yes going forward with the very weak euro I would expect that point of sale in Europe becomes more dominant, for example, on the North Atlantic than point of sale North America, clearly in our revenue management system we’re currently making more room available on both the blue tails and the red tails we manage out of Europe which () as much traffic as possible from Europe and there is an increase in demand as well to fly westwards out of Europe, at least that’s what we’re seeing there.

So in that sense those significant currency movements have had an impact, what is this precisely I can’t really quantify but it has an impact certainly on the transport balance, if you want, that we see on the passenger side of the business. All in all, by the way, we are short in dollars as a company, which is helping us, at the same time though we’re long in yen and sterling, that offsets that again to some extent. And at the moment other than the effect on cargo volumes we don’t really seem to be suffering a lot from the currency environment that we operate in. In France KLM, I’m sure you’re all aware that the filings in Brussels were done towards the end of December; in the US it was the second week of January.

We continue to expect to here from both places around the middle of February, as we said before, certainly on the European side we continue to be quite confident that we can complete though in a so-called phase one process which lasts for six weeks following the filing was actually a suspension of the core(?) counting during things like Christmas and New Year holidays that are there. So that process continues and at this stage therefore there’s no reason for us to say anything different from what we really said already back at the end of September so in broad terms, if you want, we’re certainly still on track with that timetable and clearly given that we’re saying what we’re saying we certainly at this stage have no indications as to why it would not be achievable, that timetable.

Robin Horn – Credit Suisse First Boston

I just wondered if you would comment on, within the context of structural changes that we see taking place within the industry in Europe, what is the outlook for your Transavia charter business in particular?

Yes there are changes in Europe but Transavia seems to certainly hold its own quite well, they’re showing a good performance and continue to show a good performance, they operate 26 aircrafts, just to give an indication of size, about half a billion in turnover, what we do see, but that is part of our own doing, if you want, is that the charter business in relative terms is becoming a lesser part of Transavia, always traditionally of course Transavia was only a charter carrier then it started with scheduled services that we converted into Basicair(?). The balance is really now sort of 50/50 and slowly changing to Basicair(?) becoming the bigger part of it and then the charter business the smaller part, but the charter business continues to be a good business for us, it’s low growth, not very much but quite a good business and going forward we don’t really have any indication that that would change, you continue to have a good relationship with a number of clearly travel(?) organisations, two operators there, and it’s win-win and even, but I don’t want to overemphasise, occasionally one benefits in that business, we’ll be doing a bit of extra work during this quarter because of the bankruptcy of () which means that we’ll be picking up at least some of the traffic the tour operators had booked with that particular airline. So going forward yes the mainstay of Transavia will be, if you want, more Basicair(?) and therefore more low cost than charter but we continue to see a profitable future for that company and a good position for that company within the new group.

Thanks very much.

Nick Van Den Brul – BNP Paribas

Rob I’m just looking at the cost improvements, which are quite impressive, but I noticed that the labour costs reduction, a large proportion of it is from hired personnel, which was down 38%, which you’ve already said was the major part of the programme. But you’ve got 400 extra to do according to your programme for the final quarter of the fiscal year, is that likely to be more redundancies or early retirements and if so is there a cost associated or a potential cost associated with that and will you have to provide for that? A second question also on the costs is the 777s, is that going to give rise to a timing issue or a timing issue in terms of quarterly depreciation charges looking forward?

Labour costs, indeed the first inroads were clearly with agency staff and people o temporary contracts. What you should keep in mind as well, and I think I’ve said that, is that the pension cost is in there, some extra or a higher level of pension costs because the discount isn’t there anymore, but otherwise your conclusion is correct that clearly the first and easiest action we could take was doing away with people from agencies and on temporary contracts, which indeed means that going forward we come much more () onto the hardcore over the number of measures we’re taking with indeed a higher proportion of staff that are going to be made redundant. That is unlikely to have an effect on the bottom line, you may recall that for Dutch GAAP purposes we took a restructuring charge last year of 75 million, under US GAAP we took a charge in the first half of this year when we did our 6K filing about a month ago or so, so the restructuring, as we see it now, has been provided for, clearly with the developments that have taken place and the things we’re doing now, we’re looking as to whether the level of the provision is adequate but certainly at this particular moment in time we have no reason to believe that that level is inadequate and therefore that the bottom line would suffer from those redundancies that are still to come during this year but clearly during next year more people will be made redundant as well because beyond the 3,000 we have another 1,500 to go as well.

On the 777s then, normal depreciation levels on those aircrafts will start to come of course but that will not result in a significant increase in our depreciation charges, I mean we were still depreciating the aircraft they are replacing as well, so we essentially think that the level of depreciation that we see in this current fiscal year will be about the same level as next year and if it’s higher than you have to think of probably a single digit number as opposed to a double digit number there.

Okay thanks.

Jonathan Wober – HSBC

I just had a couple of follow-ups to earlier questions, firstly on capacity and sort of two quick follow-ups on this one. Can you just confirm that the Q4 capacity expectations for the current fiscal year will be, the rate of reduction will be lower than it was in Q3? And then going beyond the summer, you talked about the 9% growth in the summer, what sort of estimate would you have for growth into the following year? And then the topic I wanted to follow up on was on the Air France comments that you made, if you get a positive response from the competition authorities in mid-February, at that point are there any other hurdles big or small that you need to get through or is it really a done deal at that point?

Okay thanks for that. Capacity Q4, you probably have it there. () the fourth quarter will increase compared to the third quarter, as you know in the third quarter we had in seat kilometres almost a 6% decrease, we expect around an and about a 2% decrease in the fourth quarter, it has to do with the further introduction of the 777 aircraft and on the cargo side there will always also be more pronounced increase in the fourth quarter due to the introduction in February of the third freighter, so there we expect to have a 4-5% increase in tonne kilometres cargo. All in all in tonne kilometre we expect 1-2% increase in the fourth quarter compared to the previous year where in the third quarter we had a minus 2.

Then beyond the summer, we haven’t really communicated capacity levels yet but certainly given, if you want, the low levels, that’s due to the change of fleet that we have been talking about, that we see in Q4 as well that () just hinted at, yes there’s likely to be a fairly significant increase there as well but we haven’t really done our winter schedule yet. Beyond regulatory authorities clearly we need to agree the filing documents, the () to be precise there, with the SEC as well. Air France and going forward the Air France/KLM holding will have a listing in New York, Air France currently doesn’t have such a listing so it’s an initial filing that we’re working on with Air France, so that process is ongoing and if you want the next thing to achieve beyond what we need out of Brussels and Washington, but again clearly that process with the SEC was foreseen as well when we announced the deal and with that the timetable back at the end of September. At this stage I wouldn’t see any compelling reason why the process with the SEC would not run smoothly as well but that will become clearer sort of in the next month or so, also next month, month and a half, so we would still be hoping that also the offer document can be finalised somewhere early to mid March. But the SEC though is in addition to Brussels and Washington really where we need to have a positive response and an expectation or an acceptance of the documents as well.

Just quickly finally are there any outstanding labour issues in connection with the deal?

In connection with the deal there are no labour issues outstanding. We got the support from our Works Council, which was the biggest thing to do, but we got that in the early part of October, in fact just before we signed the final deal sometime middle of October, so certainly on the KLM side there are no further labour issues that could impact the transaction.

Andrew Light – Citigroup Smith Barney

A question on your restructuring plan, you’ve got just over halfway through it, have you, going into the next financial year have you fully identified the initiatives and the savings level and if so can you give us an idea what those initiatives are likely to be and what kind of profile are we likely to see in terms of savings next year and also whether there’s been a labour or union agreement to the balance of the initiatives?

Yes the restructuring clearly continues, once we will have achieved the 200 million you get the full year effect of all those things next year as well, but also part of it, of the total improvement in our performance and our cost performance was, for example, the introduction of new aircrafts clearly with a very much lower cost pattern and single fuel and maintenance costs than the old fleet that was part of it, but there’s also still and that comes to your labour point then, a number of areas where we are looking for significant productivity improvements and we are for example testing now together with the unions and clearly our staff different rostering structure in engineering and maintenance, in ground services and also on the ground in the cargo activity, so there we’re jointly working with labour to find new ways of rostering. It’s too early to tell what the precise outcome of that is going to be but we have high expectations of that, the only thing we can say there if we benchmark similar exercises have taken place by all the companies in the Netherlands with a very good outcome for the company as well as for labour. So yes there are things there, there’s still areas like IT, although we have had an effect there, we’re looking at sourcing opportunities and further efficiencies there.

So there’s indeed a number of areas that are specifically identified and where possibly some work may have been done but where a lot more is coming, you can only do so much at the same time. So what we’ve said before in setting our targets was that our estimate was that we would have achieved about 570 million I think off the top of my head of the 650 by the end of the next fiscal year and with what we have delivered today and what we see going forward we’re again confident that that is a level that we should be able to achieve or get close to and clearly in the programme but that applies to the fast periods as well, there are areas where it’s going better and quicker than we expected, clearly there’s disappointment as well but at the same time we’ve also identified over and beyond the initial areas we were going to address, we’ve identified new areas where cost savings are possible, so there’s also an element of things in there that we haven’t identified before. I think what is most important here is that the programme is being carried and maybe it’s the first time in our history that the programme is being carried by basically everybody in the company, everybody is aware of what the issues are, everybody is looking for opportunities, I even go as far as to say that people are starting to enjoy it and think it’s stimulating actually to look at different ways of working that either increase productivity or otherwise reduce cost.

Just a quick follow-up, in terms of your 10% EBIT margin which you set back in May you’re now going from potentially zero last year, maybe a bit more to ten, I mean what proportion of that ten would you say is going to come from this programme and what proportion are you relying on the overall market conditions to improve on?

What we said at the time when we announced it that we were assuming flat market conditions in order to get there, so there’s certainly no market recovery that was built into that, however, what we have seen in the meantime though has been a negative overall yield development so that means either of two things, that we’re not quite making the 10% margin by ‘05/’06 or, and it might be the more likely scenario, that we would have to identify further cost saving opportunities beyond the 650 programme that we had announced.

Thanks very much.

*Tape ends – first part of question missed*...in a sense but I did miss the call, I was just wondering, have you quantified the net impact of the currency changes on these recent results? That’s the first question. In terms of capacity growth over the coming summer, can you just break that down between intercontinental Europe, maybe not () but (). And also just sort of going back to your change in guidance today, what’s been the primary driver of that change in guidance, has it been simply the revenue environment or is it cost savings coming through quicker than planned?

Net impact of currency, it is clearly not an exact science but I would say sort of breakeven, i.e. no real bottom line impact, we probably have benefited from the lower dollar but as I indicated before we’re long in sterling and yen and we see, therefore, a negative impact there so if I have to give a guidance there then currency impact for this past period was about breakeven. Clearly during a summer season when we typically, because during the summer we’re typically longer, or less short I should say, it’s probably the best way to put it, in dollars than we are during a winter period, so there is a bit of a seasonality factor in there. Looking at the capacity development I would think it’s more intercontinental driven than within Europe so it’s more () and Asia because that is where the biggest impact really is and again that’s a reflection of the 777s that are gradually coming into our fleet. The outlook, if anything, if I go back indeed to the first or second quarter where we set an operating income at the breakeven level, the fact that we’re somewhat more confident now is, if you want, more cost driven than revenue driven, I mean the revenue environment is okayish but very fragile so if we made that statement you have to give certainly higher weighing to our cost management than is being helped by the revenue environment.

Thanks Rob, just to push you a little bit on the capacity plans for 2004, are we talking sort of 1 or 2% growth on the European market or is it sort of closer to the 9%?

No the European market is, if you are on a scale from 0-9, I don’t have the exact number here but you’re certainly a lot closer to the zero than the 9, like I said the capacity growth is really North Atlantic and Asia to the ().

There’s also one other aspect with respect to seat kilometres in our European route area is that in the course of last year we introduced express () aircraft so in a year on year comparison this will impact growth double digit in the first quarter and later on less than 10% in the European market but also that has to do with a number of aircraft units for the network with the number of seats per aircraft.

Sorry just to clarify that, the 9% capacity growth that you indicated earlier on that’s ASKs, and then when you’re talking about Europe you’re saying it’s closer to zero in ASK terms or is that closer to zero in aircraft unit terms?

No, no, no it’s closer to zero in ASK terms. If you look at slides, because if you look at movement the 8% or 9% growth in ASKs equates to about 4% more movement, just to give you some guidance there.

Closing Comments

Okay then I would like to thank everybody who dialled in in this afternoon’s conference call and of course if you have any remaining questions you didn’t dare to ask this afternoon you may contact the IR department and we’ll be glad to answer them.